SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 4h

Vote GREEN
$BETR

Better Home & Finance Holding ...
BETR **$12.53** +1.38%



Reads with Ravi @readswithravi · 7h

"It's hard to beat a guy when he's got his mind made up that he's going to win."

— Muhammad Ali

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Vishal Garg @vishal_better · 5h

Vote now for a better $BETR.


sales and operating funnels to
improve conversion.
0:14

1 5 539

BETR team here, the green cards for most of the holders only went out physically early this week and are in mailboxes starting yesterday. Need to give those folks time to get their vote in. Company, board and Daniel have put roadblocks every step of the way. It's ok , that is their right to do so - but they are doing it with BETRs money.

I am fighting this with my money and solely my money - for all shareholders.

And yes deadline is Oct 20. We set milestones to encourage all shareholders to end this madness sooner than that.

But as long as we make progress every day and get new votes in every day - we can and we will go to the deadline to get this done.

Do you believe Daniels plan will get the stock price back to where it was pre-August 3 anytime soon. Just let that sit in.

I have spoken to a few big institutions and you know what they did on August 4, they sold their entire position. Why do you think they did that?

Because with Daniel there is no growth story. So zoom out, read the decks I have shared with an open mind. And then vote. And we can all accept whatever happens or doesn't by Oct 20.

Thank you all.

8:54 AM